                                      Rule 424(b)(4)
                                      Registration No. 333-33785
P_R_O_S_P_E_C_T_U_S
                                4,500,000 SHARES

                         NORTHERN STATES POWER COMPANY
                           (A MINNESOTA CORPORATION)

                                  COMMON STOCK

                          (PAR VALUE $2.50 PER SHARE)
                              -------------------

    Of the 4,500,000 shares of Common Stock, par value $2.50 per share (the "Common Stock"), of Northern States Power Company (the "Company") offered hereby, 900,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and the remaining 3,600,000 shares of Common Stock are being offered initially in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange under the symbol "NSP". The last reported sale price of the Common Stock on September 17, 1997 on the New York Stock Exchange was $49 9/16 per share. See "Common Stock Dividends and Price Information."
                              -------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                             PRICE TO            UNDERWRITING          PROCEEDS TO
                                                              PUBLIC             DISCOUNT (1)          COMPANY (2)
Per Share............................................        $49.5625               $1.23                $48.3325
Total (3)............................................      $223,031,250           $5,535,000           $217,496,250

(1) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $175,000.

(3) The Company has granted the International Managers and the U.S. Underwriters options to purchase up to an additional 80,000 and 320,000 shares, respectively, of Common Stock to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $242,856,250, $6,027,000 and $236,829,250, respectively. See "Underwriting."
                              -------------------

    The Common Stock offered hereby is offered by the Underwriters subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made in New York, New York, on or about September 23, 1997.

                              -------------------
MERRILL LYNCH INTERNATIONAL                          GOLDMAN SACHS INTERNATIONAL
                     SALOMON BROTHERS INTERNATIONAL LIMITED
DAIN BOSWORTH                                                 PIPER JAFFRAY INC.
    INCORPORATED
                              -------------------

               The date of this Prospectus is September 17, 1997.

                                      NSP
                [Map of service territory of utility operations]

                              Regulated Operations
                     [Map showing location of NRG projects]
              NRG Projects in Operation or in Advanced Development

    CERTAIN PERSONS PARTICIPATING IN THESE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF SECURITIES IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO ANY SECURITIES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    The following summary information is qualified in its entirety by the detailed information and financial statements included elsewhere in this Prospectus, including the information contained in the documents incorporated herein by reference.

                                  THE OFFERING

Securities Offered.......................  4,500,000 shares of Common Stock (1)
  U.S. Offering..........................  3,600,000 shares
  International Offering.................  900,000 shares
Number of Shares of Common Stock to be
  Outstanding............................  Approximately 73,792,619(1)
Price Range of Common Stock
  (9/17/96-9/17/97)......................  $44 1/2 to $52 15/16
NYSE Listing Symbol......................  NSP
Current Indicated Annual Dividend Rate...  $2.82
Book Value Per Common Share at 6/30/97...  $30.46
Use of Proceeds..........................  General corporate purposes, including retirement of $100 million of first mortgage bonds,
                                           construction program and repayment of short-term
                                           borrowings

Principal Business.......................  Electric and Gas Utility
Service Area.............................  Portions of Minnesota, North Dakota and South
                                           Dakota. Wholly-owned Wisconsin subsidiary serves
                                           customers in Wisconsin and Michigan. Majority of
                                           customers are concentrated in the
                                           Minneapolis-St. Paul metropolitan area. In 1996
                                           approximately 62% of retail electric revenues
                                           and 56% of retail gas revenues were derived from
                                           sales in this area.
Estimated Population of Service Area.....  3,000,000
Approximate Number of Customers at
  12/31/96...............................  Electric -- 1,415,325; Gas -- 438,997
Estimated Net 1997 Summer Electric
  Capability.............................  8,826 MW
Sources of Electric Energy in 1996.......  Coal -- 47%; Nuclear -- 28%; Purchase and
                                           interchange -- 21%; Hydro and other fuels -- 4%

------------------------

(1) Assumes the U.S. Underwriters' and International Managers' over-allotment options are not exercised. See "Underwriting."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                               YEARS ENDED DECEMBER 31,
                                                     12 MONTHS ENDED   ----------------------------------------
                                                      JUNE 30, 1997        1996          1995          1994
                                                     ----------------  ------------  ------------  ------------
                                                       (UNAUDITED)       (FROM AUDITED AMOUNTS IN FORM 10-K)
INCOME STATEMENT DATA:
Electric Revenues..................................   $  2,144.9       $ 2,127.4     $ 2,142.8     $ 2,066.6
Gas Revenues.......................................        535.2           526.8         425.8         419.9
Net Income.........................................        248.0(1)        274.5         275.8(2)      243.5
Earnings Available for Common Stock................        235.5(1)        262.3         263.3(2)      231.1
Average Number of Common and Equivalent Shares
  Outstanding (000's)..............................       68,859          68,679        67,416        66,845
Earnings per Average Common Share..................   $     3.42(1)    $    3.82     $    3.91(2)  $    3.46
Dividends Declared per Common Share................   $    2.775       $   2.745     $   2.685     $   2.625

                                                                                     JUNE 30, 1997
                                                                    ------------------------------------------------
                                                                                                PERCENT OF ADJUSTED
                                                                     ACTUAL    AS ADJUSTED(3)     CAPITALIZATION
                                                                    ---------  --------------  ---------------------
                                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Short-term Debt (including current maturities)....................  $   563.0    $    345.7                  7%
Long-term Debt, due after one year................................    1,839.7       1,839.7                 38
Manditorily Redeemable Preferred Securities of Subsidiary Trust...      200.0         200.0                  4
Cumulative Preferred Stock (including premium)....................      200.3         200.3                  4
Common Stockholders' Equity (including premium)...................    2,104.3       2,321.6                 47
                                                                    ---------  --------------              ---
    Total Capitalization..........................................  $ 4,907.3    $  4,907.3                100%
                                                                    ---------  --------------              ---
                                                                    ---------  --------------              ---
Total Assets......................................................  $ 6,869.0    $  6,869.0

------------------------

(1) 1997 results include a non-recurring charge of $17.1 million (after-tax), or $0.25 per share, due to merger-related costs. On May 16, 1997, NSP and Wisconsin Energy Corporation mutually agreed to terminate their plans to merge the two companies. As a result, NSP charged to expense its share of deferred merger-related costs.

(2) 1995 results include non-recurring income of $14.7 million (after-tax), or $0.22 per share.

(3) Adjusted to give effect to the sale of 4,500,000 shares of Common Stock (based on net proceeds to the Company of $217.3 million and assuming the Underwriters' over-allotment option is not exercised).

                                      NSP

OVERVIEW

    Northern States Power Company, a Minnesota corporation (the "Company"), is an operating public utility engaged in the generation, transmission and distribution of electricity in Minnesota, North Dakota and South Dakota, and the distribution of natural gas in Minnesota and North Dakota. Through its wholly-owned subsidiary, Northern States Power Company, a Wisconsin corporation, NSP also is engaged in the generation, transmission and distribution of electricity and the distribution of natural gas in Wisconsin and Michigan.

    The Company's other primary subsidiaries include NRG Energy, Inc. ("NRG"), which operates and has ownership interests in independent, non-regulated power and energy businesses in the United States and other countries; Viking Gas Transmission Company ("Viking"), which owns and operates a 500-mile interstate natural gas pipeline providing gas transportation services to customers in the Upper Midwest from connections with three major pipelines in the United States and Canada; Eloigne Company ("Eloigne") which has ownership interests in affordable housing projects, principally within the Company's service territory; and Energy Masters International Inc. (formerly Cenerprise, Inc.) ("Energy Masters"), which delivers natural gas and electric products and services to commercial and industrial customers, utilities, municipalities and energy marketers, and offers performance contracting to customers nationwide. The Company and its subsidiaries collectively are referred to herein as NSP.

    For the twelve months ended June 30, 1997, NSP reported assets of $6.87 billion, revenues of approximately $2.68 billion, after tax income from ongoing operations of $265 million (excluding merger costs) and earnings per common share from ongoing operations of $3.67 (excluding merger costs). For this same period, the earnings contributions of NRG, Eloigne and Energy Masters were $0.37, $0.05 and $(0.10) per share, respectively.

    The Company was incorporated in 1909 under the laws of Minnesota. The Company's executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401 (Phone 612-330-5500).

REGULATED UTILITY ACTIVITIES

    NSP generates, transmits and distributes electricity throughout a 49,000 square mile service area encompassing portions of Minnesota, Wisconsin, North Dakota, South Dakota and Michigan, and transports and distributes gas in 152 communities within this area. Net utility plant for the year ended December 31, 1996, was $4.34 billion, operating utility revenues were $2.65 billion and the portion of NSP's net income related to utility activities was approximately $258.2 million. NSP derived approximately 80% of its gross utility operating revenues from its electric business and 20% from its gas business. Approximately 89% of NSP's utility operating income before taxes was attributable to its electric business and the balance was attributable to its gas business.

    Of the approximately 3 million people in NSP's service area, the majority is concentrated in the Minneapolis-St. Paul metropolitan area. For 1996, approximately 62% of NSP's retail electric revenues were derived from sales in the Minneapolis-St. Paul metropolitan area and approximately 56% of retail gas revenues came from sales in the St. Paul area.

    NSP has a residential, diversified commercial and industrial, and agricultural customer base. During 1996, NSP's electric and gas operating revenues were derived from the following types of customers:

                         ELECTRIC
Residential..................................         34%
Small commercial and industrial..............         18%
Medium commercial and industrial.............         19%
Large commercial and industrial..............         21%
Other retail.................................          1%
Sales for resale.............................          5%
Miscellaneous................................          2%

                           GAS
Residential..................................         51%
Firm commercial and industrial...............         28%
Interruptible commercial and industrial......         12%
Other........................................          9%

    NSP is not dependent on any one customer or group of customers. NSP's largest electric customer accounts for less than 2% of electric revenue. The largest 10 electric customers account for about 7% of electric revenue. NSP's largest retail gas customer accounts for about 1% of gas revenue and the largest 10 customers account for less than 5% of gas revenue.

    NSP's electric capability for the summer of 1997 is estimated to be 8,826 megawatts ("MW") (net of contract sales), of which 7,096 MW is Company-owned capability. The remainder of the capability consists of 903 MW of contracted purchases from the Manitoba Hydro-Electric Board, a Canadian Crown Corporation, and 827 MW of other contracted purchases. The Company-owned electric generating capability includes 3,841 MW of coal-fired generation and 1,571 MW of nuclear generation. NSP currently owns and operates three nuclear units that were placed in service in 1971, 1973 and 1974. NSP has no additional nuclear units under construction. NSP's nuclear plants currently hold the Institute of Nuclear Power Operations' (INPO) top rating for plant operations and training. In addition, INPO has awarded NSP's plants the INPO Excellence Award, which is a rigorous peer review process that recognizes plants with the highest levels of excellence in operational safety and reliability and which have no significant weaknesses. For the year ended December 31, 1996, 47% of all electric energy sold by NSP was coal fueled, 28% was nuclear fueled, 21% was purchased and 4% was generated from other sources, including hydro.

    NSP provides retail gas service in portions of the St. Paul metropolitan area, portions of eastern North Dakota and northwestern Minnesota, and other regional centers in Minnesota (Mankato, St. Cloud and Winona) and Wisconsin (Eau Claire, LaCrosse and Ashland). NSP is directly connected to four interstate natural gas pipelines serving these regions: Northern Natural Gas Company ("Northern"), Viking, Williston Basin Interstate Pipeline Company and Great Lakes Transmission Limited Partnership. Approximately 81 percent of NSP's retail gas customers are served from the Northern pipeline system.

    NSP's wholly-owned pipeline subsidiary, Viking, owns and operates a 500 mile interstate natural gas pipeline serving portions of Minnesota, Wisconsin and North Dakota with a capacity of approximately 420 million cubic feet per day. The Viking pipeline currently serves 10 percent of NSP's gas distribution system needs. Viking operates exclusively as a transporter of natural gas for third-party shippers under authority granted by the Federal Energy Regulatory Commission ("FERC"). Rates for Viking's transportation services are regulated by FERC.

    In January 1997, NSP entered into a non-binding letter of intent with TransCanada PipeLines Limited ("TransCanada") regarding a potential natural gas pipeline expansion and extension project to serve the Upper Midwest U.S. gas market, and the potential purchase by TransCanada of a 50% interest in Viking. The proposed project, called Viking Voyageur, would involve installing a new pipeline parallel to the existing Viking pipeline, and extending the new pipeline to the Chicago area. If constructed, the new pipeline could transport between 1.2 billion and 2.0 billion cubic feet of natural gas per day to markets in Minnesota, Wisconsin, North Dakota and Illinois. The anticipated project cost is approximately $1.0 billion (U.S. currency), and the new pipeline is proposed to be placed in service in late 1999. The project would be constructed only if sufficient market demand exists, and would be subject to extensive pre-construction regulatory and environmental reviews by the FERC and other appropriate government agencies. In July 1997, Viking Voyageur and NICOR Inc., the parent company of Northern Illinois Gas, signed a letter of intent to make NICOR a 20% owner of Viking Voyageur and extend the proposed pipeline by approximately 60 miles. Under this proposal, NSP and TransCanada would each own 40% of Viking Voyageur.

NON-REGULATED ACTIVITIES

    Total non-regulated assets of NSP as of December 31, 1996 were approximately $808 million. In 1996, operating revenues and sales from non-regulated activities were approximately $304 million, equity income from unconsolidated non-regulated projects was approximately $31 million and the portion of NSP's net income related to non-regulated activities was approximately $16.3 million. NSP's equity investment in its largest wholly-owned non-regulated subsidiary, NRG, as of June 30, 1997 was approximately $496 million. One of NSP's objectives is to increase the earnings contribution from NRG to 20% of NSP's earnings by the year 2000. NSP expects to meet this goal through the growing profitability of existing NRG businesses and the addition of new NRG businesses. NRG's goal is for its operations to be split evenly between domestic and international projects.

    NRG, is principally engaged in the acquisition, development and operation of, and ownership of interests in, independent power production and cogeneration facilities, thermal energy production and transmission facilities and resource recovery facilities. The power generation facilities in which NRG had interests as of August 1, 1997 (including those under construction) had a total design capacity of 7,010 MW, of which NRG had or will have operational responsibility for 4,582 MW and net ownership of or leasehold interests in 2,097 MW. In addition, NRG has substantial interests in district heating and cooling systems and steam generation and transmission operations; at December 31, 1996, these businesses had a thermal capacity of more than 900 MW equivalents. NRG's refuse-derived fuel ("RDF") plants processed more than 808,000 tons of municipal solid waste into approximately 644,000 tons of RDF in 1996.

    As of August 1, 1997, NRG had interests in 26 power generation facilities worldwide (not including those facilities in which NEO Corporation ("NEO") has an interest), including projects under construction. The location of these projects, along with their design capacity and NRG ownership are as follows:

                                      NUMBER OF FACILITIES    DESIGN CAPACITY   NRG NET OWNERSHIP
                                     -----------------------  ---------------  -------------------
United States......................                11                 531 MW             176 MW
Germany............................                 4               1,160 MW             267 MW
Australia..........................                 4               4,039 MW           1,244 MW
Colombia...........................                 2                 299 MW              16 MW
Czech Republic.....................                 1                 382 MW             214 MW
Jamaica............................                 1                  74 MW             6.5 MW
Peru...............................                 1                 155 MW             5.5 MW
Honduras...........................                 1                  80 MW               6 MW
Bolivia............................                 1                 218 MW           126.5 MW

    In addition, through its wholly-owned project subsidiary, NEO, NRG had interests on August 1, 1997 in 28 small hydroelectric and landfill gas-fired power generation facilities located in the United States with total design capacity of 72 MW, of which NRG has net ownership of 35 MW.

    At any time, NRG has a number of projects under consideration or in development and is in various stages of negotiations regarding other potential projects in the United States and abroad. NRG is currently developing a number of significant domestic and international projects. These potential projects include a 45% interest in the West Java Project, a 400 MW coal-fired project in Indonesia in partnership with Ansaldo Energia and P.T. Kiani Metra; a 27.75% interest in the 390 MW Alto Cachapoal greenfield hydroelectric complex in central Chile in partnership with Nordic Power Invest AB and Construtora

Andrade Gutierrez S.A.; and a 50% interest in the Enfield Energy Centre, a 350 MW power project under development in Enfield, England. In addition, NRG and representatives of the Estonian Government and the state-owned Eesti Energia signed a Development and Cooperation Agreement under which the parties are to establish a plan to develop and refurbish two power plants. A business plan for the joint project was submitted in June 1997. NRG and two partners have filed a plan in federal bankruptcy court to acquire the fossil-fueled generating assets of Cajun Electric Power Cooperative of Baton Rouge, Louisiana. Because of the many complexities inherent in the development, financing and acquisition of such projects, there can be no assurance that any of these transactions will be consummated.

    NSP's non-regulated wholly-owned subsidiary, Energy Masters, markets natural gas and electricity to end-use customers and provides customized value-added energy services to customers, both inside NSP's service territory and on a national basis. In response to increased market volatility and an increased focus on end-use customers, Energy Masters discontinued its gas trading operations during 1996. Losses associated with this discontinued business line reduced NSP's 1996 earnings by approximately $0.06 per share. Energy Masters continues to seek to expand its energy products and services and recently completed the acquisition of two energy services firms.

    Through its non-regulated subsidiary, Eloigne, NSP has investments in various domestic affordable housing projects. As of December 31, 1996, approximately $48 million had been invested in Eloigne projects, including $15 million in wholly-owned properties (at net book value) and $33 million in equity interests in jointly-owned projects.

                                USE OF PROCEEDS

    The proceeds from the sale of the shares offered hereby, after deducting an underwriting discount and expenses of the offering payable by the Company, are estimated to be $217.3 million ($236.7 million if the Underwriters' over-allotment option is exercised in full). These proceeds will be added to the general funds of the Company and used for general corporate purposes, including the retirement at maturity of $100 million principal amount of the Company's
5 7/8% First Mortgage Bonds, Series due October 1, 1997, expenditures for the Company's construction program and the repayment of a portion of outstanding short-term borrowings. Short-term borrowings of the Company are expected to exceed $260 million immediately prior to the sale of the shares offered hereby. See "Capital Spending and Financing" and "Underwriting".

                         CAPITAL SPENDING AND FINANCING

    NSP's utility capital expenditures (including allowance for funds used during construction) are currently estimated to be $420 million for 1997 and $2.0 billion for the five years ending December 31, 2001. These estimates do not include potential capital expenditures for the proposed Viking Voyageur natural gas pipeline project. Included in NSP's projected utility capital expenditures is $50 million in 1997 and $280 million during the five years ending December 31, 2001 for nuclear fuel for the Company's three existing nuclear units. The remaining capital expenditures through 2001 are for many utility projects, none of which are extraordinarily large relative to the total capital expenditure program. Approximately 90% of the 1997 utility capital expenditures and approximately 95% of the 1997-2001 utility capital expenditures are expected to be provided by internally generated funds. Internally generated funds from all operations are expected to equal approximately 42% and 75%, respectively, of NSP's total capital requirements (including equity investments in non-regulated projects) anticipated for 1997 and the five-year period 1997-2001. The foregoing estimates of utility capital expenditures and internally generated funds may be subject to substantial changes due to unforeseen factors, such as changed economic conditions, competitive conditions, resource planning requirements, new government regulations, changed tax laws and rate regulation.

    Although they may vary depending on the success, timing, level of involvement in planned and future projects and other unforeseen factors, potential capital requirements for investments in existing and additional non-regulated projects are estimated to be $500 million in 1997 and $940 million for the five year period 1997-2001. The majority of these non-regulated capital requirements relate to equity investments (excluding costs financed by project debt) in NRG's projects. The remainder consists mainly of affordable housing investments by Eloigne Company. Equity investments by NRG and Eloigne would be funded through their own internally generated funds, equity investments by the Company, or long-term debt issued by the non-regulated subsidiary. Such equity investments by the Company are expected to be financed on a long-term basis through the Company's internally generated funds.

    NSP continues to evaluate opportunities to enhance its competitive position and shareholder returns through strategic acquisitions of existing businesses. Long-term non-regulated financing may be required for any such future acquisitions that NSP consummates.

                  COMMON STOCK DIVIDENDS AND PRICE INFORMATION

    The Company has increased the annual dividend for 23 consecutive years. The following tabulation shows cash dividends declared per share of Common Stock and the high and low sale prices thereof, as reported on the New York Stock Exchange Composite Tape, during the periods indicated:

                                                                 DIVIDENDS
                                            HIGH        LOW      DECLARED
                                           -------    -------    ------
1994....................................   $47        $38 3/4    $2.625
1995....................................    49 1/2     42 1/2    2.685
  First Quarter.........................    46 3/4     42 1/2     .660
  Second Quarter........................    47 3/8     42 7/8     .675
  Third Quarter.........................    46 7/8     42 1/2     .675
  Fourth Quarter........................    49 1/2     45 1/8     .675

                                                                 DIVIDENDS
                                            HIGH        LOW      DECLARED
                                           -------    -------    ------
1996....................................   $53 3/8    $44 1/2    $2.745
  First Quarter.........................    53 3/8     47 5/8     .675
  Second Quarter........................    49 5/8     45 1/2     .690
  Third Quarter.........................    49 3/4     44 1/2     .690
  Fourth Quarter........................    49 1/8     45 1/2     .690
1997
  First Quarter.........................    49 1/8     45 1/2     .690
  Second Quarter........................    52         44 1/2     .705
  Third Quarter (through 9/17/97).......    52 15/16   48

    The reported last sale price on the New York Stock Exchange Composite Tape on September 17, 1997 was $49 9/16 per share. As of June 30, 1997 there were 84,797 shareholders of record of the Common Stock.

    The next quarterly dividend is expected to be paid on October 20, 1997 to shareholders of record on October 1, 1997.

    Future dividends will depend upon the future earnings and financial condition of the Company and other factors affecting dividend policy that are not currently determinable. Reference is made to "Description of Common Stock -- Dividend Rights" for information concerning certain restrictions upon the payment of dividends on the Common Stock.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

    The Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan") permits participants to reinvest their dividends paid by the Company in additional shares of the Company's Common Stock and to make optional cash payments (not exceeding $10,000 per calendar quarter). The shares purchased under the Plan may be authorized but unissued shares of Common Stock or Common Stock purchased on the open market. During the remainder of 1997, the shares purchased under the Plan are expected to come from the Company's authorized but unissued common stock.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The capital stock of the Company consists of two classes: Common Stock, par value $2.50 per share (160,000,000 shares authorized of which 69,292,619 shares were outstanding as of July 31, 1997); and Preferred Stock, par value $100 per share (the "Cumulative Preferred Stock") (7,000,000 shares authorized, of which the following series were outstanding as of July 31, 1997: $3.60 Series -- 275,000 shares; $4.08 Series -- 150,000 shares; $4.10 Series -- 175,000 shares;
$4.11 Series -- 200,000 shares; $4.16 Series -- 100,000 shares; $4.56 Series --
150,000 shares; Variable Rate Series A -- 300,000 shares; and Variable Rate Series B -- 650,000 shares). The Board of Directors of the Company is authorized to provide for the issue from time to time of Cumulative Preferred Stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when Cumulative Preferred Stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the Common Stock or for other corporate purposes.

    The statements under this caption, except as otherwise indicated, are summaries of certain provisions of the Restated Articles of Incorporation of the Company as amended, and are subject to the detailed provisions thereof.

DIVIDEND RIGHTS

    Before any dividends may be paid on the Common Stock, the holders of each series of the Company's Cumulative Preferred Stock are entitled to receive their dividends at the respective rates provided for the shares of the respective series. In addition, the Company may not, except in certain limited circumstances, declare or pay any dividends on its Common Stock if the Company has deferred payment of interest on its Junior Subordinated Debentures that were issued in connection with the Trust Originated Preferred Securities (TOPrS) issued and sold by its subsidiary trust, NSP Financing I.

LIMITATIONS ON PAYMENT OF DIVIDENDS ON AND ACQUISITIONS OF COMMON STOCK

    So long as any shares of Cumulative Preferred Stock are outstanding, dividends (other than dividends payable in Common Stock) or distributions on, or acquisitions for value of, Common Stock (i) may not exceed 50% of net income of the Company for a preceding twelve-month period, after deducting dividends accruing on any Cumulative Preferred Stock during the period, if the sum of the capital represented by the Common Stock, premiums on capital stock (restricted to premiums on Common Stock only by Commission Orders), and surplus accounts is less than 20% of the sum of the total capital, premiums on capital stock, surplus accounts and debt maturing more than one year after date of issue, (ii) may not exceed 75% of net income for such preceding twelve-month period, as adjusted, if such capitalization ratio is 20% or more but less than 25%, and
(iii) if such capitalization ratio exceeds 25%, such dividends, distributions or acquisitions may not reduce such ratio to less than 25% except to the extent permitted by clauses (i) and (ii) above.

    In the Company's Trust Indenture dated February 1, 1937, as supplemented (the "Trust Indenture"), securing its First Mortgage Bonds, the Company has covenanted that the sum of (i) all dividends and distributions on the Common Stock of the Company after September 30, 1954 (other than in Common Stock), and
(ii) the cost of all shares of its Common Stock acquired by it after that date shall not exceed the sum of (a) the earned surplus of the Company and certain of its former subsidiary companies, consolidated, at September 30, 1954, and (b) an amount equal to the net income of the Company and certain of its former subsidiary companies, consolidated, earned after September 30, 1954, after making provisions for all dividends accruing after that date on preferred stock of the Company and after taking into consideration all proper charges and credits to earned surplus made after that date. In computing net income for the purpose of this covenant, there will be deducted an amount, if any, by which 15% of the consolidated gross operating revenues of such companies, as defined in the Trust Indenture, after certain deductions, exceeds the aggregate of the amounts expended for maintenance and provided for depreciation. None of the foregoing provisions are expected to impair the Company's ability to pay dividends in the foreseeable future.

    The Company's Supplemental and Restated Trust Indenture dated May 1, 1988 (the "Restated Indenture") amends and restates the Trust Indenture. The Restated Indenture will not become effective and operative until all First Mortgage Bonds of each series issued under the Trust Indenture prior to July 1989 shall have been retired through payment or redemption or, subject to certain limitations, until the holders of the requisite principal amount of such First Mortgage Bonds shall have consented to the amendments contained in the Restated Indenture (the "Effective Date"). The Restated Indenture will replace the dividend restriction described in the preceding paragraph with the requirement that (a) the sum of:
(i) all dividends and distributions on the Company's Common Stock after the Effective Date (other than in Common Stock) and (ii) the amount, if any, by which the considerations given by the Company for the purchase or other acquisition of its Common Stock after the Effective Date exceeds the considerations received by it after the Effective Date from the sale of Common Stock, shall not exceed (b) the sum of: (i) the retained earnings of the Company at the Effective Date, and (ii) an amount equal to the net income of the Company earned after the Effective Date, after deducting all dividends accruing after the Effective Date on all classes and series of preferred stock of the Company. In computing net income for the purpose of this amended covenant, there will be deducted the amount, if any, by which, after the date commencing 365 days prior to the Effective Date, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion are less than 2.50% of the Company's completed depreciable property, as defined in the Restated Indenture.

VOTING RIGHTS

    The holders of shares of Cumulative Preferred Stock of the $3.60 Series are entitled to three votes for each share held, and the holders of shares of Common Stock and shares of Cumulative Preferred Stock of all other series are entitled to one vote for each share held on all matters submitted to a vote of the Company's stockholders; provided that when dividends payable on the Cumulative Preferred Stock of any series outstanding are in default in an amount equivalent to the amount payable thereon during the immediately preceding twelve-month period, and until such default shall have been remedied, the holders of shares of Cumulative Preferred Stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of the Board of Directors and the holders of shares of Common Stock, voting as a class, are entitled to elect the remaining directors of the Company.

    The affirmative vote or consent of the holders of various specified percentages of Cumulative Preferred Stock is required to effect certain changes in the capital structure of the Company and certain other transactions that might affect their rights. Except to the extent required by law, holders of Common Stock do not vote as a class in case of any modification of their rights.

CHANGE OF CONTROL

    The Company's By-laws and the Minnesota Business Corporation Act, as amended (the "Minnesota BCA"), contain provisions that could discourage or make more difficult a change of control of the Company. Such provisions are designed to protect the Company's shareholders against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with the Company to negotiate with its Board of Directors for the fair and equitable treatment of all of the Company's shareholders.

    ELECTION OF DIRECTORS. In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. The Board of Directors is divided into three classes as nearly equal in number as possible with staggered terms of office so that only approximately one-third of the directors are elected at each annual meeting of shareholders. The existence of a classified Board along with cumulative voting rights may make it more difficult for a group owning a significant amount of the Company's voting securities to effect a change in the majority of the Board than would be the case if cumulative voting did not exist.

    BY-LAW PROVISIONS. The Company's By-laws require advance notice of the introduction by shareholders of business at annual or special meetings of shareholders of the Company. For any such proposal to be properly brought before an annual or special meeting, a shareholder must comply with the shareholder proposal requirements under the federal proxy rules or deliver a written notice to the Secretary of the Company not less than 20 days nor more than 90 days prior to the scheduled annual or special meeting, as the case may be; provided that if the date of such meeting is not disclosed at least 30 days in advance, a shareholder notice will be timely delivered if received by the close of business on the tenth day following the earlier of the day on which notice of the date of the scheduled meeting was mailed or the day on which public disclosure of the meeting date occurred. The required notice from a shareholder must contain (i) a description of the proposed business and the reasons for conducting such business, (ii) the name and address of each shareholder supporting the proposal as it appears on the Company's books, (iii) the class and number of shares beneficially owned by each such shareholder, and (iv) a description of any financial or other interest of each such shareholder in the proposal.

    MINNESOTA BCA. Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of the Company's voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless (a) the acquisition is approved by (i) a majority of the voting power of all shares of the Company entitled to vote and (ii) a majority of the voting power of all shares of the Company entitled to vote excluding all shares owned by the acquirer or by any officer of the Company, or (b) the acquisition (i) is pursuant to an all-cash tender offer for all of the voting shares of the Company, (ii) results in the acquirer becoming the owner of at least a majority of the outstanding voting shares of the Company, and (iii) has been approved by a committee of disinterested directors.

    Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including the Company, from engaging in any business combination with a person or entity owning 10% or more of the Company's voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder.

    Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an "offeror") for the Company is prohibited from acquiring any additional Company shares within two years following the last purchase of shares pursuant to a takeover offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to a takeover offer or
(ii) shareholders of the Company are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

LIQUIDATION RIGHTS

    In the event of liquidation, after the holders of all series of Cumulative Preferred Stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the Common Stock are entitled to the remaining assets.

PREEMPTIVE AND SUBSCRIPTION RIGHTS

    No holder of stock of the Company has the preemptive right to purchase or subscribe for any additional capital stock of the Company.

    The Company's Common Stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange. The Transfer Agent for the Common Stock is the Company and the Registrar is Norwest Bank Minnesota, N.A.

                                 LEGAL OPINIONS

    Legal opinions relating to the Common Stock will be rendered by John P. Moore, Jr., 414 Nicollet Mall, Minneapolis, Minnesota, counsel for the Company, and by Gardner, Carton & Douglas, 321 North Clark Street, Chicago, Illinois, counsel for the Underwriters. John P. Moore, Jr., Corporate Secretary of the Company, is the beneficial owner of 3,728 shares of Company Common Stock. Matters pertaining to local laws will be passed upon by counsel for the Company and as to these matters Gardner, Carton & Douglas will rely on their opinions. Gardner, Carton & Douglas from time to time acts as special counsel for NSP in connection with certain matters.

                                    EXPERTS

    The consolidated historical financial statements of the Company as of and for the years ended December 31, 1996 and 1995 and the consolidated historical financial statements of Wisconsin Energy Corporation incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and the consolidated financial statements of NRG as of and for the years ended December 31, 1996 and 1995 incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated May 30, 1997, have been so incorporated in reliance upon the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated historical financial statements for the Company for the year ended December 31, 1994 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte and Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person who is not a "U.S. person" (a "Non-U.S. Holder"). For this purpose, a "U.S. person" is any person who is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any State, (iii) an estate the income of which is subject to U.S. federal income tax, regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly with retroactive effect).

    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to U.S. federal tax as if they were U.S. citizens and, thus, are not Non-U.S. Holders for purposes of this discussion.

    THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

DIVIDENDS

    Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax (provided the Non-U.S. Holder files appropriate documentation, including, under current law, Form 4224, with the payor of the dividend), but instead are subject to United States federal income tax on a net income basis at applicable graduated income tax rates. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    In order to claim the benefit of an applicable tax treaty, a Non-U.S. Holder of Common Stock may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of the treaty. Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, under proposed Treasury regulations not currently in effect, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements either directly or through an intermediary. In addition, backup withholding, as discussed below, may apply in certain circumstances if applicable certification and other requirements are not met.

    A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes. Further, an exemption to the U.S. real property holding corporation rules applies for persons holding 5 percent or less of the class of stock, such ownership to be determined using constructive ownership rules.

    If an individual Non-U.S. Holder falls under clause (i) in the preceding paragraph, he will, unless an applicable treaty provides otherwise, be taxed on his net gain derived from the sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) in the preceding paragraph, he will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States-source capital losses. Certain individual Non-U.S. Holders who were once United States citizens may be subject to special rules applicable to United States expatriates.

    If a Non-U.S. Holder that is a corporation falls under clause (i) in the next preceding paragraph, it will be taxed on its gain under regular graduated United States federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

    Common Stock held by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

    United States backup withholding tax is imposed at the rate of 31% on certain payments to persons not otherwise exempt that fail to furnish certain identifying information to the payor. Under current law, backup withholding generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person), but generally will apply to dividends paid on Common Stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required. However, under proposed Treasury regulations not currently in effect, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary, or a Non-U.S. Holder otherwise establishes an exemption from backup withholding.

    Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payor with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation, or a non-United States person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITING

    The underwriters named below (the "International Managers"), acting through their respective representatives, Merrill Lynch International, Goldman Sachs International, Salomon Brothers International Limited, Dain Bosworth Incorporated and Piper Jaffray Inc. (collectively, the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), have severally agreed, subject to the terms and conditions contained in a purchase agreement relating to the Common Stock (the "International Purchase Agreement") and concurrently with the sale of 3,600,000 shares of Common Stock to certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"), to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. Under certain circumstances, the commitments of certain non-defaulting International Managers or U.S. Underwriters may be increased.

                                                                                      NUMBER OF
             UNDERWRITERS                                                              SHARES
-----------------------------------------------------------------------------------  -----------
Merrill Lynch International........................................................     180,000
Goldman Sachs International........................................................     180,000
Salomon Brothers International Limited.............................................     180,000
Dain Bosworth Incorporated.........................................................     180,000
Piper Jaffray Inc..................................................................     180,000
                                                                                     -----------
          Total....................................................................     900,000
                                                                                     -----------
                                                                                     -----------

    The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement") with the U.S. Underwriters. Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 900,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Company, an aggregate of 3,600,000 shares of Common Stock. The initial public offering price per share of the Common Stock and the total underwriting discount per share of the Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

    In the International Purchase Agreement and the U.S. Purchase Agreement, the International Managers and the U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of such shares of Common Stock being sold pursuant to each such Purchase Agreement are purchased. The closings with respect to the sale of the shares to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

    The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States or non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement.

    The International Representatives have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers (who may include International Managers) at such price less a concession not in excess of $.70 per share of Common Stock. The International Managers may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Company has granted to the International Managers an option exercisable within thirty days after the International Purchase Agreement is executed to purchase up to an additional 80,000 shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the International Managers exercise this option, each International Manager will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 900,000 shares of Common Stock initially offered hereby.

    Each International Manager has represented and agreed that (i) it has not offered or sold, and will not for a period of six months following consummation of the Offerings offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995, (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from, or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

    The Company has agreed that for a period of 120 days after the date of this Prospectus it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly issue, pledge, sell, offer to sell, grant any option for the sale of, or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, except for (i) the Common Stock to be sold in the Offerings, (ii) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company and its subsidiaries or (iii) any shares of Common Stock issued pursuant to dividend reinvestment and stock purchase plans of the Company.

    Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    If the Underwriters create a short position in the Common Stock in connection with the Offerings, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

    The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither that Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    In the Purchase Agreements, the Company has agreed to indemnify the Underwriters against certain liabilities under the Act or to contribute to payments the Underwriters may be required to make in respect thereof.

    From time to time, in the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with the Company and its affiliates.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information on file can be inspected at the public reference offices of the Commission currently at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy material and other information concerning the Company may be inspected at the Library of the New York Stock Exchange, 20 Broad Street, New York, New York, at the office of the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois, and at the office of the Pacific Exchange, 301 Pine Street, San Francisco, California, on which exchanges the Company's Common Stock is listed. In addition, electronically filed documents, including reports, proxy statements and other information regarding the Company can be obtained from the Commission's website at http://www.sec.gov.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated by reference into this Prospectus:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

    3. The Company's Current Reports on Form 8-K dated January 8, 1997, January 21, 1997, January 24, 1997, January 31, 1997, April 22, 1997, May 19,
       1997, May 30, 1997 and July 30, 1997.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON (INCLUDING ANY BENEFICIAL OWNER) TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE CORPORATE SECRETARY, NORTHERN STATES POWER COMPANY, 414 NICOLLET MALL, MINNEAPOLIS, MINNESOTA 55401 (612-330-7550).

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

    Certain statements under the captions "NSP", "Capital Spending and Financing", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). Such forward-looking statements are intended to be identified by the words "anticipate", "estimate", "expect", "objective", "possible", "potential" and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; business conditions in the energy industry; competitive factors; unusual weather; changes in federal or state legislation; the higher degree of risk associated with the Company's non-regulated businesses as compared to the Company's regulated businesses; and the other factors listed from time to time by the Company in reports filed with the Commission, including Exhibit 99.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

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    NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
NSP.......................................................................    5
Use of Proceeds...........................................................    9
Capital Spending and Financing............................................    9
Common Stock Dividends and Price Information..............................   10
Description of Common Stock...............................................   11
Legal Opinions............................................................   14
Experts...................................................................   14
Certain United States Tax Consequences to Non-United States Holders.......   15
Underwriting..............................................................   18
Available Information.....................................................   20
Documents Incorporated by Reference.......................................   20
Special Note Regarding Forward Looking Statements.........................   21

                                4,500,000 SHARES

                                NORTHERN STATES
                                 POWER COMPANY

                                  COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)
                                      NSP

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                          MERRILL LYNCH INTERNATIONAL
                          GOLDMAN SACHS INTERNATIONAL
                                SALOMON BROTHERS
                             INTERNATIONAL LIMITED
                                 DAIN BOSWORTH
                                  INCORPORATED
                               PIPER JAFFRAY INC.

                               SEPTEMBER 17, 1997

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